EXHIBIT 12
Motorola, Inc. and Subsidiaries
Computation of Fixed Charges Ratio

	Years Ended December 31,
(In Millions)	2005	2004	2003	2002	2001
Pretax income (loss) (1)	$6,510	$3,223	$1,346	($2,080)	($3,855)
Capitalized interest	—	—	—	—	(13)
Fixed charges (as calculated below)	408	453	578	682	896

Earnings (2)	$6,918	$3,676	$1,924	($1,398)	($2,972)

Fixed charges:
Interest expense	$323	$381	$504	$609	$783
Rent expense interest factor	85	72	74	73	113

Total fixed charges (2)	$408	$453	$578	$682	$896

Ratio of earnings to fixed charges	17.0	8.1	3.3	0.0 (3)	0.0 (3)

(1)-After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2)-As defined in Item 503 (d) of SEC Regulation S-K.

(3)-Earnings were inadequate to cover fixed charges for the years ended December 31, 2002 and 2001 by $2.1 billion and $3.8 billion, respectively.